As filed with the Securities and Exchange Commission on September 25, 2019

Securities Act File No. 333-232583

Investment Company Act File No. 811-22561

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-2

(CHECK APPROPRIATE BOX OR BOXES)

☒ REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

☐ PRE-EFFECTIVE AMENDMENT NO.

☒ POST-EFFECTIVE AMENDMENT NO. 1

☒ REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940

☒ AMENDMENT NO. 20

SKYBRIDGE G II FUND, LLC

(Exact name of Registrant as specified in Charter)

527 Madison Avenue, 4th Floor

New York, New York 10022

(Address of principal executive offices)

Registrant’s Telephone Number, including Area Code: (212) 485-3100

A. Marie Noble, Esq.

SkyBridge Capital II, LLC

527 Madison Avenue, 4th Floor

New York, New York 10022

(Name and address of agent for service)

COPY TO:

Rajib Chanda, Esq.

Simpson Thacher & Bartlett LLP

900 G Street, N.W.

Washington, D.C. 20001

EXPLANATORY NOTE

This Post-Effective Amendment No. 1 to the Registration Statement on Form N-2 (File No. 333-232583) of SkyBridge G II Fund, LLC (the “Registration Statement”) is being filed pursuant to Rule 462(d) under the Securities Act of 1933, as amended (the “Securities Act”), solely for the purpose of filing exhibits to the Registration Statement. Accordingly, this Post-Effective Amendment No. 1 consists only of a facing page, this explanatory note, Part C of the Registration Statement, and Exhibit (2)(a)(3) filed pursuant to Item 28 of the Registration Statement. This Post-Effective Amendment No. 1 does not modify any other part of the Registration Statement. Pursuant to Rule 462(d) under the Securities Act, this Post-Effective Amendment No. 1 shall become effective immediately upon filing with the Securities and Exchange Commission. The contents of the Registration Statement are hereby incorporated by reference.

PART C ● OTHER INFORMATION

ITEM 25. FINANCIAL STATEMENTS AND EXHIBITS

(1) Audited Financial Statements for the fiscal year ended March 31, 2019 (including Statement of Assets and Liabilities, Statement of Operations, Statement of Changes, Statement of Cash Flows, Financial Highlights, Notes to Same).3

(2) Exhibits:

(2)(a)(1) Certificate of Formation of Limited Liability Company.1

(2)(a)(2) Certificate of Amendment to Certificate of Formation.2

(2)(a)(3) Second Amended and Restated Limited Liability Company Agreement. Filed herewith.

(2)(b) Not Applicable.

(2)(c) Not Applicable.

(2)(d) See Item 25(2)(a)(3) above.

(2)(e) Not Applicable.

(2)(f) Not Applicable.

(2)(g) Form of Investment Advisory Agreement.1

(2)(h) Form of Distribution Agreement.1

(2)(i) Not Applicable.

(2)(j) Form of Custody Agreement.2

(2)(k)(1) Form of Administration, Accounting and Transfer Agent Services Agreement.2

(2)(k)(2) Power of Attorney.4

(2)(k)(3) Second Amended and Restated Administrative and Investor Services Agreement.5

(2)(l)(1) Opinion and Consent of Richards, Layton & Finger with respect to legality of shares.5

(2)(m) Not Applicable.

(2)(n)(1) Consent of Independent Registered Public Accounting Firm.5

(2)(n)(2) Report of Independent Registered Public Accounting Firm.4

(2)(o) See Item 25(1) above.

(2)(p) Not Applicable.

(2)(q) Not Applicable.

(2)(r) Code of Ethics.5

[1]	Filed with the Registrant’s initial registration statement under the Investment Company Act of 1940 on Form N-2 on May 20, 2011 (File no. 811-22561) and incorporated herein by reference.
[2]	Filed with the Registrant’s annual report under the Investment Company Act of 1940 on Form N-2 on September 27, 2011 (File no. 811-22561) and incorporated herein by reference.
[3]

Filed with the Registrant’s certified shareholder report of registered management investment companies under the Investment Company Act of 1940 on Form N-CSR on May 24, 2019 (File no. 811-22561) and incorporated herein by reference.

[4]	Filed with Amendment No. 17 to the Registrant’s registration statement under the Investment Company Act of 1940 on Form N-2 on June 6, 2019 (File no. 811-22561) and incorporated herein by reference.
[5]	Filed with Amendment No. 19 to the Registrant’s registration statement under the Investment Company Act of 1940 on Form N-2 on July 29, 2019 (File no. 811-22561) and incorporated herein by reference.

ITEM 26. MARKETING ARRANGEMENTS

Not Applicable.

ITEM 27. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

All figures are estimates:

Blue Sky Fees and Expenses (including fees of counsel)	$23,000
Accounting fees and expenses	$20,000
Legal fees and expenses	$154,000
Printing and engraving	$25,000
Offering Expenses	$103,000
Miscellaneous	$15,000

Total	$340,000	[1]

ITEM 28. PERSONS CONTROLLED BY OR UNDER COMMON CONTROL

After completion of the offering of Shares, the Registrant expects that no person will be directly or indirectly controlled by or under common control with the Registrant, except that the Registrant may be deemed to be controlled by SkyBridge Capital II, LLC (the “Adviser”), the investment adviser to the Registrant, and under common control with SkyBridge Multi-Adviser Hedge Fund Portfolios LLC. The Adviser is a limited liability company formed under the laws of the State of Delaware. Additional information regarding the Adviser is set out in its Form ADV, as filed with the Securities and Exchange Commission (SEC File No. 801-71056). Additional information regarding SkyBridge Multi-Adviser Hedge Fund Portfolios LLC is available in such entity’s registration statement on Form N-2 on file with the Securities and Exchange Commission, as amended from time to time, and is incorporated herein by reference.

ITEM 29. NUMBER OF HOLDERS OF SECURITIES

Title of Class: Shares of Limited Liability Company Interest in the Company (designated as “Shares”)

Number of Record Holders for the Company (as of April 30, 2019): 662

ITEM 30. INDEMNIFICATION

The Registrant hereby undertakes that it will apply the indemnification provisions of the LLC Agreement in a manner consistent with Investment Company Act Release No. 11330 (Sept. 4, 1980) issued by the Securities and Exchange Commission, as long as the interpretation of Sections 17(h) and 17(i) of the Investment Company Act contained in that release remains in effect.

The Registrant maintains insurance on behalf of any person who is or was an Independent Director, officer, employee or agent of the Registrant, against certain liability asserted against him or her and incurred by him or her or arising out of his or her position. In no event, however, will the Registrant pay that portion of the premium, if any, for insurance to indemnify any such person or any act for which the Registrant itself is not permitted to indemnify.

Insofar as indemnification for liability arising under the 1933 Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the 1933 Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the 1933 Act and will be governed by the final adjudication of such issue.

[1]	Please note that these are estimates.

ITEM 31. BUSINESS AND OTHER CONNECTIONS OF INVESTMENT ADVISER

A description of any other business, profession, vocation or employment of a substantial nature in which the Adviser, and each managing director, executive officer or partner of the Adviser, is or has been, at any time during the past two fiscal years, engaged in for his or her own account or in the capacity of director, officer, employee, partner or trustee, is set out in the Registrant’s Prospectus in the section entitled “The Adviser.” Additional information regarding the Adviser and its officers and directors is set out in its Form ADV, as filed with the Securities and Exchange Commission (SEC File No. 801-71056).

ITEM 32. LOCATION OF ACCOUNTS AND RECORDS

Certain required accounting related and financial books and records of the Registrant will be maintained by the Registrant at 527 Madison Avenue, 4th Floor, New York, New York 10022. The other required books and records are maintained by BNYM at 400 Bellevue Parkway, Wilmington, Delaware, 19809.

ITEM 33. MANAGEMENT SERVICES

Not Applicable.

ITEM 34. UNDERTAKINGS

1.	Not applicable.

2.	Not applicable.

3.	Not applicable.

4.	The Registrant undertakes:

a.	to file, during any period in which offers or sales are being made, a post-effective amendment to the registration statement:

(1)	to include any prospectus required by Section 10(a)(3) of the 1933 Act [15 U.S.C. 77j(a)(3)];

(2)

to reflect in the prospectus any facts or events after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; and

(3)

to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

b.

that, for the purpose of determining any liability under the 1933 Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of those securities at that time shall be deemed to be the initial bona fide offering thereof;

c.	to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering;

d.

that, for the purpose of determining liability under the 1933 Act to any purchaser, if the Registrant is subject to Rule 430C [17 CFR 230.430C]: Each prospectus filed pursuant to Rule 497(b), (c), (d) or (e)

under the 1933 Act [17 CFR 230.497(b), (c), (d) or (e)] as part of a registration statement relating to an offering, other than prospectuses filed in reliance on Rule 430A under the 1933 Act [17 CFR 230.430A], shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use; and

e.	that for the purpose of determining liability of the Registrant under the 1933 Act to any purchaser in the initial distribution of securities:

The undersigned Registrant undertakes that in a primary offering of securities of the undersigned Registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned Registrant will be a seller to the purchaser and will be considered to offer or sell such securities to the purchaser:

(1)	any preliminary prospectus or prospectus of the undersigned Registrant relating to the offering required to be filed pursuant to Rule 497 under the 1933 Act [17 CFR 230.497];

(2)

the portion of any advertisement pursuant to Rule 482 under the 1933 Act [17 CFR 230.482] relating to the offering contain material information about the undersigned Registrant or its securities provided by or on behalf of the undersigned Registrant; and

(3)	any other communication that is an offer in the offering made by the undersigned Registrant to the purchaser.

5.	Not applicable.

6.

Not applicable as the Registrant uses a combined prospectus and statement of additional information. Should the Registrant in the future cease to use a combined prospectus and statement of additional information, the Registrant promises to undertake to send by first class mail or other means designed to ensure equally prompt delivery, within two business days of receipt of a written or oral request, any statement of additional information.

FORM N-2

SkyBridge G II Fund, LLC

SIGNATURES

Pursuant to the requirements of the Investment Company Act of 1940, the Registrant has caused this registration statement to be signed on its behalf by the undersigned duly authorized person, in New York, New York, on the 25th day of September 2019.

SkyBridge G II Fund, LLC

By:	/s/ Raymond Nolte
	Name:	Raymond Nolte
	Title:	President (Principal Executive Officer) and Director

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities indicated.

Signature	Title	Date

/s/ R. Stephen Hale* R. Stephen Hale	Director	September 25, 2019

/s/ Charles Hurty* Charles Hurty	Director	September 25, 2019

/s/ Steven Krull* Steven Krull	Director	September 25, 2019

/s/ Raymond Nolte Raymond Nolte	President (Principal Executive Officer and Director)	September 25, 2019

/s/ Robert Phillips* Robert Phillips	Treasurer (Principal Financial and Accounting Officer)	September 25, 2019

* By:	/s/ Christopher Hutt Christopher Hutt Power of Attorney

SkyBridge G II Fund, LLC

Exhibit Index

(2)(a)(3) - Second Amended and Restated Limited Liability Company Agreement